CONDENSED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars, unless otherwise stated)

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Continental Minerals Corporation

Under date of May 6, 2010, we reported on the consolidated balance sheets of Continental Minerals Corporation (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive loss, deficit, and cash flows for each of the years in the three-year period ended December 31, 2009, which are included in the 2009 Annual Report on Form 20-F. In connection with our audits of the aforementioned consolidated financial statements we also audited the related condensed financial statement schedules included in the 2009 Annual Report on Form 20-F. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

May 6, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

CONTINENTAL MINERALS CORPORATION
Condensed Balance Sheets
(Expressed in Canadian Dollars)

	December 31	December 31
	2009	2008

Assets

Current assets
Cash and cash equivalents	$23,679,336	$12,021,711
Amounts receivable	211,311	473,995
Amounts due from subsidiaries (note 5)	12,054,657	15,117,193
Amounts due from related parties (note 3)	273,080	556,547
Prepaid expenses and deposits	63,995	170,196
	36,282,379	28,339,642

Property and equipment	733	4,993
Investments	1	1
Investments in subsidiaries	76,142,176	71,193,134
	112,425,289	$99,537,770

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	3,056,888	$4,431,498
Amounts due to related parties (note 3)	528,350	54,210
Amounts due to subsidiaries (note 5)	3,527,716	3,544,120
Current portion of long-term payable (note 4)	525,500	609,000
	7,638,454	8,638,828

Long-term payable (note 4)	–	609,000

Shareholders' equity
Share capital	198,614,791	175,044,539
Contributed surplus	11,632,553	9,517,334
Deficit	(105,460,509)	(94,271,931)
	104,786,835	90,289,942

	$112,425,289	$99,537,770

See accompanying notes to the condensed financial statements

Approved by the Board of Directors

/s/ David Copeland	/s/ Ronald Thiessen

David J. Copeland	Ronald W. Thiessen
Director	Director

CONTINENTAL MINERALS CORPORATION
Condensed Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars except for number of shares)

	Years ended December 31
	2009	2008	2007
Expenses
Amortization	$4,260	$3,538	$2,808
Conference and travel	266,469	464,316	1,166,199
Consulting	19,459	121,232	–
Exploration (schedule)	3,257,886	2,961,897	4,108,693
Exploration - stock-based compensation	973,985	527,431	205,162
Foreign Exchange	(5,594,644)	8,200,290	(1,878,323)
Insurance	134,896	145,892	164,075
Interest expense	–	–	309,045
Interest income	(71,324)	(656,241)	(857,677)
Legal, accounting and audit	781,368	767,474	547,134
Loss on extinguishment of promissory note	–	–	475,000
Office and administration	1,935,206	1,900,917	1,604,134
Operations and administration - stock-based compensation	1,926,475	1,404,818	2,336,326
Project investigation	–	25,165	–
Shareholder communications	187,431	266,248	305,157
Trust and filing	68,790	83,849	102,019
Loss before the following:	3,890,257	16,216,826	8,589,752
Equity loss on investments	7,298,321	14,336,751	12,845,703
Loss and comprehensive loss for the year	11,188,578	$30,553,577	$21,435,455

Basic and diluted loss per share	$(0.08)	$(0.24)	$(0.18)

Weighted average number of common shares outstanding	133,947,002	129,053,041	116,675,784

See accompanying notes to the condensed financial statements

Condensed Statements of Deficit
(Expressed in Canadian Dollars)

	Years ended December 31
	2009	2008	2007
Deficit, beginning of year	(94,271,931)	(63,718,354)	(42,282,899)
Loss for the year	(11,188,578)	(30,553,577)	(21,435,455)
Deficit, end of year	$(105,460,509)	$(94,271,931)	$(63,718,354)

See accompanying notes to the condensed financial statements

CONTINENTAL MINERALS CORPORATION
Condensed Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended December 31
Cash provided by (used for)	2009	2008	2007

Operating activities
Loss for the year	$(11,188,578)	$(30,553,577)	$(21,435,455)

Accretion, net of interest	–	–	–
Amortization	4,260	3,538	2,808
Debt interest paid by issuance of common shares	–	–	156,274
Foreign exchange loss (gain)	(163,550)	348,900	(2,905,000)
Loss on extinguishment of convertible promissory note	–	–	475,000
Equity loss on investments in subsidiaries	7,298,321	14,336,751	12,845,703
Stock-based compensation	2,900,460	1,932,249	2,541,488
Changes in non-cash operating working capital
Amounts receivable	262,684	(278,772)	(26,654)
Prepaid expenses	106,201	(62,519)	22,684
Accounts payable and accrued liabilities	(1,374,610)	3,871,287	(732,722)
Due (to) from related parties	757,607	(852,060)	992,778
Cash used for operating activities	(1,397,205)	(11,254,203)	(8,063,096)

Investing activities
Acquisition of property and equipment	–	(2,923)	–
Acquisition of Great China Mining Inc. (net of cash paid)	–	–	–
Acquisition of Surrounding properties	–	–	–
Advances to subsidiaries	(9,826,231)	(8,030,182)	(13,707,879)
Cash provided used for investing activities	(9,826,231)	(8,033,105)	(13,707,879)

Financing activities
Principal payments on long-term payable	(528,950)	(1,113,500)	–
Issuance of share capital for cash from private placement	25,000,000		50,075,001
Issuance of share capital for cash through exercise of options	205,863		356,200
Issuance of share capital for cash through exercise of warrants	–	–	18,000,000
Share capital issue costs	(1,795,852)		(1,249,658)
Repayment of convertible promissory note	–	–	(12,075,000)
Repayment from related party	–	–	(1,500,000)
Cash provided by financing activities	22,881,061	(1,113,500)	53,606,543

Increase (decrease) in cash and cash equivalents	11,657,625	(20,400,808)	31,835,568
Cash and cash equivalents, beginning of year	12,021,711	32,422,519	586,951

Cash and cash equivalents, end of year	$23,679,336	$12,021,711	$32,422,519

Components of cash and cash equivalents are as follows:
Cash	$15,623,989	$137,724	$18,673,754
Government treasury bills	8,055,347	11,883,987	13,748,765
	$23,679,336	$12,021,711	$32,422,519

Supplementary information
Interest paid	$–	$–	$152,651

Non-cash financing and investing activities

Fair value of stock options transferred from contributed surplus to share capital on options exercised	$160,241	$–	$285,094
Shares issued for interest payment on convertible promissory note	$–	$–	$156,274

See accompanying notes to the condensed financial statements

CONTINENTAL MINERALS CORPORATION
Condensed Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Years ended December 31
Xietongmen Property, China	2009	2008	2007

Exploration Costs
Assays and analysis	$8,700	$22,982	$269,291
Drilling	–	–	237
Engineering	801,583	1,207,711	1,468,177
Environmental	612,002	305,087	322,822
Equipment rentals and leases	–	2,608	9,588
Freight	–	–	10,022
Geological	516,760	279,570	914,527
Graphics	12,910	26,148	37,175
Site activities	1,489	12,274	98,712
Socioeconomic	946,651	725,297	798,384
Transportation	357,791	380,220	179,758
Incurred during the year	3,257,886	2,961,897	4,108,693
Non-cash stock based compensation	973,985	527,431	205,162
	4,231,871	3,489,328	4,313,855
Accumulated exploration expenses, beginning of year	16,457,459	12,968,131	8,654,276
Accumulated exploration expenses, end of year	$20,689,330	$16,457,459	$12,968,131

See accompanying notes to the condensed financial statements

CONTINENTAL MINERALS CORPORATION
Notes to Condensed Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

1.	BASIS OF PRESENTATION AND CONTINUING OPERATIONS

Continental Minerals Corporation ("Continental" or the "the Parent Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the acquisition, exploration and development of mineral properties. As the Company’s subsidiaries ultimately operate in the People’s Republic of China and due to restrictions on obtaining funds from the Chinese subsidiary, the Company is required to prepare parent company only financial statements under Rule 5.04 of Regulation S-X. Under a parent company only presentation, the Parent Company’s investments in its consolidated subsidiaries are presented under the equity method of accounting.

The accompanying condensed financial statements of the Parent Company should be read in conjunction with the consolidated financial statements of Continental Minerals Corporation and its subsidiaries for the year ended December 31, 2009, 2008 and 2007.

The Parent Company is in the process of exploring its mineral property interests which is held by its subsidiary companies and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for investments to subsidiaries, and property and equipment are entirely dependent upon the existence of economically recoverable mineral reserves in the property interests held by its subsidiaries, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

2.	SIGNIFICANT ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING POLICIES

These condensed financial statements follow the same accounting policies and methods of application as the Company's most recent annual consolidated financial statements and should be read in conjunction with the Company's annual consolidated financial statements for the years ended December 31, 2009, 2008 and 2007.

CONTINENTAL MINERALS CORPORATION
Notes to Condensed Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

3.	RELATED PARTY BALANCES AND TRANSACTIONS

	December 31	December 31
Amounts due from (to) related parties	2009	2008
Hunter Dickinson Inc. (b)	$246,499	$556,426
Beijing HongLu Investment	–	121
Qi Deng (h)	26,581	–
	$273,080	$556,547

Amounts due (to) related parties
Hunter Dickinson Inc. (b)	$(142,820)	$–
Jack Yang, Sundecin Enterprises Inc. (f)	(146,558)	(30,089)
Dickson Hall & Associates Ltd. (g)	(138,972)	(6,491)
CEC Engineering (e)	(100,000)	(15,366)
Gerald Panneton	–	(2,264)
	$(528,350)	$(54,210)

	Years ended December 31
Transactions:	2009	2008	2007
Hunter Dickinson Services Inc. – reimbursement for third party expenses and services rendered (a)	$350,477	$825,208	$647,548
Hunter Dickinson Services Inc. – time billings (a)	2,824,383	2,578,852	2,105,766
Hunter Dickinson Services Inc. – interest (c) & (d)	–	–	55,126
C.E.C. Engineering (e)	495,933	406,510	169,762
Sundecin Enterprise Inc. (f)	249,064	118,014	147,753
Dickson Hall & Associates Ltd. (g)	406,280	270,560	271,336
Qi Deng (h)	175,428	237,448	279,956
Jinchuan Group Limited (i) – exercise of warrants	–	–	18,000,000
Taseko Mines Limited – interest (j)	–	–	254,155
Loan repayment to companies associated with a director of the Company (k)	528,950	1,113,500	–

(a)

Hunter Dickinson Services Inc. ("HDSI") (formerly Hunter Dickinson Inc.) is a private company owned equally by several public companies, one of which is the Parent Company. HDSI has certain directors in common with the Parent Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Parent Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008. Third party costs incurred by HDSI on behalf of the Company are charged to the Company at cost, and are included in the HDSI transaction amounts. Transactions with HDSI are reflected in the Company's general and administration expenses and are measured at the exchange amount based on the agreement.

CONTINENTAL MINERALS CORPORATION
Notes to Condensed Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

(b)

Related party balances receivable or payable, in the normal course, during 2009 and 2008 were non-interest bearing and due on demand, and represent advances against current and future services rendered to, or costs incurred on behalf of, the Parent Company by HDSI.

(c)

On November 29, 2006, the Parent Company signed a loan agreement with HDSI pursuant to which the Parent Company borrowed $1,500,000 from HDSI, maturing on February 27, 2007, on an unsecured basis. The loan bore interest at 8% per annum.

The Parent Company repaid the loan on March 2, 2007 and paid $30,575 (2006 – $10,521) in interest.

(d)

On January 18, 2007, the Parent Company signed another loan agreement with HDSI pursuant to which the Parent Company borrowed US$2,500,000 from HDSI, maturing on April 18, 2007, on an unsecured basis. The loan bore interest at 8% per annum.

The Parent Company repaid the loan on March 2, 2007 and paid $24,551 in interest.

(e)

During the year ended December 31, 2009, the Parent Company paid $495,933 (2008 – $406,510; 2007 – $169,762;) to C.E.C. Engineering Ltd, a company controlled by a director of the Parent Company, for engineering consulting services.

(f)

During the year ended December 31, 2009, the Parent Company paid $139,064 (2008 – $118,014; 2007 – $147,753) to Sundecin Enterprises Inc., a company controlled by a director of the Parent Company, for consulting services. A further amount of $110,000 (2008 – $nil) paid to Sundecin has been charged to share issuance costs.

(g)

During the year ended December 31, 2009, the Parent Company paid $296,280 (2008 – $270,560; 2007 – $271,336) to Dickson Hall & Associates, a company controlled by an officer of the Parent Company, for consulting services. A further amount of $110,000 (2008 – $nil) paid to DHA has been charged to share issuance costs.

(h)

During the year ended December 31, 2009, the Company paid $175,428 (2008 – $237,448; 2007 – $279,956) to Qi Deng, a director of Tian Yuan, the Parent Company's main Tibetan subsidiary, for consulting and project management services.

(i)

During the year ended December 31, 2007, Mr. Fuyu Wang was appointed as a director of the Parent Company. Fuyu Wang is also a director of Jinchuan Group Limited ("Jinchuan"). Subsequent to his appointment as a director of the Parent Company, Jinchuan exercised 8 million warrants, for net proceeds to the Parent Company of $18,000,000.

(j)

In February 2007, the Parent Company redeemed the $11,500,000 convertible promissory note held by Taseko at 105% of the principal amount. Taseko and the Parent Company are related by virtue of having certain directors in common. During the year ended December 31, 2007, the Parent Company paid interest related to this convertible promissory note to Taseko of $254,155, of which $156,274 was paid to Taseko by the issuance of 89,229 common shares of the Parent Company.

CONTINENTAL MINERALS CORPORATION
Notes to Condensed Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

(k)	In December 2006, the Company acquired certain mineral properties (the "Surrounding Properties") from companies associated with Mr Zhi Wang, a director (note 5).

Cash payments for the acquisition of these three mineral property interests, totaling US$3.25 million ($3,761,225) were and are to be paid as follows: US$1.25 million ($1,446,625) was paid on December 15, 2006, the closing date of the acquisition, and US$500,000 is due on each of the next four anniversaries of the closing, which has been recorded as a liability. As of December 31, 2009, the remaining balance was $500,000 and is classified as a current liability.

4.	CURRENT PORTION OF LONG-TERM PAYABLE

The long-term payable is described in note 5 to the consolidated financial statement for the years ended December 31, 2009, 2008 and 2007.

5.	AMOUNTS DUE FROM (TO) SUBSIDIARIES

During the year ended December 31, 2009, The Parent Company paid, on behalf of certain subsidiaries, approximately $0.8 million (2008: $3.0 million) for goods and services incurred on behalf of the subsidiaries and on a cost recovery only basis. For all periods presented, the Parent Company provides management services to its subsidiaries for no consideration.

The amounts due from or to the subsidiaries are non-interest bearing and without a specific repayment term.

	December 31	December 31
Amounts due from (to) subsidiaries	2009	2008
N7C Resources Inc.	$12,054,657	$15,117,193
Great China Mining Inc.	(3,527,716)	(3,544,120)

Amount due from subsidiaries	$8,526,941	$11,573,073

6.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The condensed financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from those principles that the Parent Company would have followed had its condensed financial statements been prepared in accordance with United States generally accepted accounting principles ("US GAAP").

Had the Parent Company followed US GAAP, certain items on the condensed statements of operations and deficit, and balance sheets would have been reported as follows:

CONTINENTAL MINERALS CORPORATION
Notes to Condensed Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2009	2008	2007
Condensed Statements of Operations
Loss and comprehensive loss for the year under Canadian GAAP	$11,188,578	$30,553,578	$21,435,455
Adjustments under US GAAP
Loss on extinguishment of promissory note (c)	–	–	100,000
Stock based compensation expense (d)	(366,630)	(270,897)	(249,320)
Loss and comprehensive loss for the year under US GAAP	$10,821,948	$30,282,681	$21,286,135

Basic and diluted loss per share for the year under US GAAP	$(0.08)	$(0.23)	$(0.18)

	As at December 31	As at December 31
	2009	2008
Condensed Balance Sheets
Total assets under Canadian GAAP	$112,425,289	$99,537,770
Adjustment under US GAAP
Value of investment in Gibraltar shares (a)	13,513,886	13,513,886
Total assets under US GAAP	$125,939,175	$113,051,656

Total liabilities under Canadian GAAP	$7,638,454	$9,247,829
Adjustments under US GAAP
Value of redeemable preferred shares (a)	13,513,886	13,513,886
Total liabilities under US GAAP	$21,152,340	$22,761,715

Total shareholders' equity under Canadian GAAP	$104,786,835	$90,289,941
Adjustments under US GAAP
Share capital (a) and (b)	20,379,837	20,379,837
Convertible promissory note – conversion right (c)	–	–
Contributed surplus - Conversion right, upon extinguishment of the convertible promissory note (c)	(695,932)	(695,932)
Contributed surplus (b)	342,309	342,309
Contributed surplus – stock-based compensation (d)	(366,630)	(270,897)
Accumulated deficit (a), (b), (c) and (d)	(19,659,584)	(19,413,008)
Total shareholders' equity under US GAAP	$104,786,835	$90,289,941

There are no material differences between Canadian GAAP and US GAAP in the condensed statement of cash flows for the years ended December 31, 2009, 2008 and 2007. For all periods presented, comprehensive loss equals reported loss for US GAAP purposes.

CONTINENTAL MINERALS CORPORATION
Notes to Condensed Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

A description of US GAAP and the rules prescribed by the United States Securities and Exchange Commission ("SEC") that result in material differences from Canadian GAAP follows:

(a)

US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially recoverable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for both Canadian GAAP and US GAAP purposes. However, the Company previously capitalized $13,250,898 as exploration costs related to its Harmony Gold Property for Canadian GAAP purposes that would have been expensed for US GAAP purposes. Accordingly, for US GAAP purposes, these costs would have been excluded from the value allocated to the Gibraltar Preferred shares and redeemable preferred shares of the Company on the sale of the Harmony Gold Property.

In addition, US GAAP does not permit the offset of a financial asset and financial liability when more than two parties have an interest in the financial asset and liability, which is permitted under Canadian GAAP. As such, the Gibraltar preferred shares and the redeemable preferred shares of the Company would be presented on the balance sheet at their gross value of $26,764,784 as a financial asset and a financial liability respectively under US GAAP.

(b)

US GAAP does not permit accumulated deficit to be offset against share capital and contributed surplus after a special resolution of shareholders approving such an offset, which is permitted under Canadian GAAP. Accordingly, for US GAAP purposes, share capital would be increased by $7,128,939, contributed surplus would be increased by $342,309 and the accumulated deficit would be increased by $7,471,248 for December 31, 2009 and 2008.

(c)

During 2006, the Company issued an $11,500,000 convertible promissory note ("the Note") which was subsequently settled in early 2007. Under Canadian GAAP, the Note was bifurcated between its equity component related to the conversion feature and its debt component. At January 1, 2007, upon adoption of CICA Section 3855, Financial Instruments – Recognition and Measurement, the Company designated the debt component of the Note as held for trading for Canadian GAAP purposes and its carrying value was adjusted to $11,600,000 with a charge to opening deficit of $565,634.

Under US GAAP the entire Note was classified as debt, therefore the $695,932 conversion feature included in contributed surplus is reversed for US GAAP purposes. This adjustment is offset by a corresponding decrease in accumulated deficit, representing accretion under Canadian GAAP of $230,298 and the $565,634 adjustment at January 1, 2007, offset by the additional $100,000 in loss on extinguishment of the Note for US GAAP purposes.

(d)

Consistent with Canadian GAAP, US GAAP requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In calculating compensation to be recognized, US GAAP requires the Company to estimate future forfeitures. For Canadian GAAP purposes, the Company accounts for forfeitures as they occur.

Based on the Company's estimated future forfeiture rates of stock options, the expense recognized for US GAAP purposes is $366,630 less (2008 - $270,897; 2007 - $249,320) than the amount recorded for Canadian GAAP purposes.